                       CANWEST GLOBAL COMMUNICATIONS CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006
                              AND FEBRUARY 28, 2005

                                   (UNAUDITED)

April 6, 2006

TO THE AUDIT COMMITTEE OF CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as at February 28, 2006 and 2005 and the related interim consolidated statements of earnings (loss), retained earnings and cash flows for the three and six month periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.


(PRICEWATERHOUSECOOPERS LLP)

CHARTERED ACCOUNTANTS

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                                FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                             -------------------------------   -------------------------------
                                                             FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,
                                                                 2006             2005             2006             2005
                                                             ------------   ----------------   ------------   ----------------
                                                                            (REVISED NOTE 6)                  (REVISED NOTE 6)
Revenue                                                         645,615          680,192         1,494,030        1,541,501
Operating expenses                                              381,342          363,845           809,820          769,786
Selling, general and administrative expenses                    183,358          169,484           370,106          339,607
Ravelston management contract termination                            --              281                --              562
                                                                -------         --------        ----------       ----------
                                                                 80,915          146,582           314,104          431,546
Amortization of intangibles                                       4,887            4,958            10,462            9,897
Amortization of property, plant and equipment                    24,378           23,103            47,915           44,593
Other amortization                                                1,358            1,318             2,832            2,482
                                                                -------         --------        ----------       ----------
Operating income                                                 50,292          117,203           252,895          374,574
Interest expense                                                (46,327)         (61,046)          (98,839)        (133,776)
Interest income                                                     737              839             1,252            1,485
Amortization of deferred financing costs                         (1,481)          (3,120)           (3,430)          (5,321)
Interest rate and foreign currency swap losses                   (7,160)          (4,902)         (127,699)         (49,500)
Foreign exchange gains (losses)                                     149           (3,759)             (425)           6,737
Investment gains, losses and write-downs (note 5)                 1,839           (1,689)          103,057              (54)
Loss on debt extinguishment (note 4)                               (291)              --          (116,880)         (43,992)
                                                                -------         --------        ----------       ----------
                                                                 (2,242)          43,526             9,931          150,153
Provision for (recovery of) income taxes (note 3)                  (109)          (1,351)          (54,987)          35,231
                                                                -------         --------        ----------       ----------
Earnings (loss) before the following                             (2,133)          44,877            64,918          114,922
Minority interests                                              (16,729)         (17,968)          (60,444)         (56,375)
Interest in earnings (loss) of equity accounted affiliates           (3)             596               827            1,047
Realized currency translation adjustments                        (1,664)            (848)           (1,780)            (848)
                                                                -------         --------        ----------       ----------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                  (20,529)          26,657             3,521           58,746
Earnings from discontinued operations (note 6)                    1,232            1,539             7,132            4,865
                                                                -------         --------        ----------       ----------
NET EARNINGS (LOSS) FOR THE PERIOD                              (19,297)          28,196            10,653           63,611
                                                                =======         ========        ==========       ==========
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS
   (IN DOLLARS):
   BASIC                                                         ($0.12)        $   0.15        $     0.02       $    0.33
   DILUTED                                                       ($0.12)        $   0.15        $     0.02       $    0.33
EARNINGS (LOSS) PER SHARE (IN DOLLARS):
   BASIC                                                         ($0.11)        $   0.16        $     0.06       $    0.36
   DILUTED                                                       ($0.11)        $   0.16        $     0.06       $    0.36

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             AS AT            AS AT
                                                                         FEBRUARY 28,      AUGUST 31,
                                                                             2006             2005
                                                                         ------------   ----------------
                                                                                        (REVISED NOTE 6)
ASSETS
CURRENT ASSETS
Cash                                                                         62,148           28,947
Accounts receivable                                                         453,540          483,245
Inventory                                                                    12,285           13,533
Investment in broadcast rights                                              238,229          183,114
Future income taxes                                                           3,893            3,893
Other current assets                                                         34,628           26,013
Assets of discontinued operations (note 6)                                   11,560           12,729
                                                                          ---------        ---------
                                                                            816,283          751,474
Other investments                                                            16,216           23,059
Investment in broadcast rights                                               25,786           20,139
Property, plant and equipment                                               690,676          706,536
Future income taxes                                                         180,295           53,101
Other assets                                                                140,012          198,244
Intangible assets                                                         1,117,609        1,142,118
Goodwill                                                                  2,403,090        2,420,851
Assets of discontinued operations (note 6)                                   13,210           12,896
                                                                          ---------        ---------
                                                                          5,403,177        5,328,418
                                                                          =========        =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                            111,493          173,987
Accrued liabilities                                                         264,663          291,395
Income taxes payable                                                         23,633           51,764
Broadcast rights accounts payable                                           106,739           75,615
Deferred revenue                                                             35,983           36,774
Future income taxes                                                          51,608           44,663
Current portion of long term debt and obligations under capital leases        6,165            9,946
Liabilities of discontinued operations (note 6)                              15,041           18,692
                                                                          ---------        ---------
                                                                            615,325          702,836
Long term debt and related foreign currency swap liability (note 4)       2,672,715        2,886,090
Interest rate and foreign currency swap liability                           130,450          215,075
Obligations under capital leases                                             14,799           16,101
Other accrued liabilities                                                   167,322          143,574
Future income taxes                                                         107,269           77,255
Minority interests                                                          493,241           90,581
Liabilities of discontinued operations (note 6)                                 958              958
                                                                          ---------        ---------
                                                                          4,202,079        4,132,470
                                                                          ---------        ---------
Contingencies (note 11)

SHAREHOLDERS' EQUITY
Capital stock                                                               850,216          849,909
Contributed surplus                                                           9,334            7,685
Retained earnings                                                           360,944          350,291
Cumulative foreign currency translation adjustments                         (19,396)         (11,937)
                                                                          ---------        ---------
                                                                          1,201,098        1,195,948
                                                                          ---------        ---------
                                                                          5,403,177        5,328,418
                                                                          =========        =========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                           FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                          ---------------------------   ---------------------------
                                          FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                              2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------
Retained earnings - beginning of period     380,241         375,416        350,291        340,001
Net earnings (loss) for the period          (19,297)         28,196         10,653         63,611
                                            -------         -------        -------        -------
Retained earnings - end of period           360,944         403,612        360,944        403,612
                                            =======         =======        =======        =======

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                  FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                               -------------------------------   -------------------------------
                                               FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,
                                                   2006             2005             2006             2005
                                               ------------   ----------------   ------------   ----------------
                                                              (REVISED NOTE 6)                  (REVISED NOTE 6)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                (19,297)          28,196            10,653          63,611
Earnings from discontinued operations              (1,232)          (1,539)           (7,132)         (4,865)
Items not affecting cash
   Amortization                                    32,104           32,499            64,639          62,293
   Non-cash interest expense (income)                (906)           2,915               355          26,523
   Future income taxes                              1,617           (4,134)          (82,968)        (17,927)
   Realized currency translation adjustments        1,664              848             1,780             848
   Interest rate and foreign currency swap
      losses net of settlements                     2,778           16,869            25,723          17,322
   Loss on debt extinguishment                        291               --           116,880          43,992
   Investment gains, losses and write-downs        (1,839)           1,689          (103,057)             54
   Amortization and write-down of film and
      television programs                              --              280                --           3,264
   Pension expense                                    248            3,186             4,181           5,967
   Minority interests                              16,729           17,968            60,444          56,375
   Earnings (loss) from equity accounted
      affiliates                                        3             (596)             (827)         (1,047)
   Foreign exchange (gains) losses                   (166)           2,005              (892)         (3,515)
   Stock based compensation expense                 1,411              706             2,051           2,115
                                                 --------         --------        ----------        --------
                                                   33,405          100,892            91,830         255,010
Changes in non-cash operating accounts            (10,041)          71,434          (119,766)        (47,640)
                                                 --------         --------        ----------        --------
Cash flows from operating activities of
   continuing operations                           23,364          172,326           (27,936)        207,370
Cash flows from operating activities of
   discontinued operations                          1,961           10,104             4,876          30,542
                                                 --------         --------        ----------        --------
Cash flows from operating activities               25,325          182,430           (23,060)        237,912
                                                 --------         --------        ----------        --------
INVESTING ACTIVITIES
Other investments                                  (2,571)             209            (2,571)            292
Investment in broadcast licences                       --           (1,543)           (1,066)         (1,543)
Acquisitions                                           --               --                --         (12,493)
Proceeds from divestitures                           (519)              --           518,135              --
Proceeds from sales of other investments            9,300               --             9,300           2,171
Proceeds from sale of property, plant and
   equipment                                           --            2,983               970           3,383
Purchase of property, plant and equipment         (18,219)         (20,674)          (38,894)        (38,520)
Investing activities from discontinued
   operations                                        (168)            (454)             (367)           (617)
                                                 --------         --------        ----------        --------
                                                  (12,177)         (19,479)          485,507         (47,327)
                                                 --------         --------        ----------        --------
FINANCING ACTIVITIES
Issuance of long term debt, net of financing
   costs                                          126,644               --           943,584         144,212
Repayment of long term debt                        (5,526)         (91,967)       (1,383,056)       (258,878)
Advances (repayments) of revolving
   facilities, net of financing costs            (101,359)           3,740           481,267          78,006
Settlement of swap liabilities                         --               --          (354,205)             --
Swap recouponing (payments) receipts                   --           35,953           (48,726)        (62,549)
Payments of capital leases                           (128)            (118)             (586)           (538)
Issuance of share capital                             204              553               307             559
Issuance of share capital of Network TEN               --            3,852               498           5,317
Payment of distribution to minority
   interests                                      (57,646)         (47,757)          (61,498)        (47,757)
Financing activities from discontinued
   operations                                      (3,362)          (9,099)           (5,020)        (23,823)
                                                 --------         --------        ----------        --------
                                                  (41,173)        (104,843)         (427,435)       (165,451)
                                                 --------         --------        ----------        --------
Foreign exchange gain (loss) on cash
   denominated in foreign currencies               (3,153)             780            (1,811)            942
                                                 --------         --------        ----------        --------
NET CHANGE IN CASH                                (31,178)          58,888            33,201          26,076
CASH - BEGINNING OF PERIOD                         93,326           61,303            28,947          94,115
                                                 --------         --------        ----------        --------
CASH - END OF PERIOD                               62,148          120,191            62,148         120,191
                                                 ========         ========        ==========        ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006 AND FEBRUARY 28, 2005
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television, publishing and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes TEN Group Pty Limited's ("TEN Group") TEN Television Network ("Network TEN"). The Canadian Publishing and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company's 74.2% ownership of the publishing and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership ("Limited Partnership"). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited's 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited's RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited ("Eye Corp"), an outdoor advertising operation which is wholly owned by TEN Group. Corporate and Other includes various investments in media operations and corporate costs.

     The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

     A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

     BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

2.   ACQUISITIONS AND DIVESTITURE

     Acquisitions

     On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies is the sale of outdoor advertising.

     Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets                          5,872
Property, plant and equipment           5,224
Site licenses                           3,931
Goodwill                                9,633
Liabilities                            (1,607)
                                       ------
                                       23,053
                                       ======
Consideration:
Cash                                   19,487
Carrying value of investment at date
   of acquisition                       3,566
                                       ------
                                       23,053
                                       ======

     Divestiture

     On October 13, 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company, (the "Publications Group") to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

     Concurrently, the CanWest MediaWorks Income Fund (the "Fund") closed its initial public offering ("IPO") of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $34.7 million and were paid by the Limited Partnership.

     In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

     The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

     During the second quarter, the Company changed its accounting entries related to this transaction resulting in revisions to the interim financial statements as at November 30, 2005 and for the three months then ended. Initially, the minority interest was calculated based on the net liabilities recorded in the underlying subsidiary rather than net assets in the consolidated accounts which reflected fair value allocations from the prior acquisition of 100% of the publishing businesses. In the second quarter, the Company determined that the partial disposition of assets reflected in the first quarter was not necessary for the purpose of calculating the minority interest. This change did not have any effect on cash flows. The statement of earnings for the three months ended November 30, 2005 has been revised to increase investment gains by $16.1 million and decrease future income tax recovery by $16.1 million.

     The balance sheet as at November 30, 2005 has been revised as follows:

                                         NOVEMBER 30, 2005
                                -----------------------------------
                                AS REPORTED   REVISION   AS REVISED
                                -----------   --------   ----------
Current assets                     940,083         --       940,083
Property, plant and equipment      693,258      9,028       702,286
Other long term assets             379,013         --       379,013
Intangible assets                1,040,680     90,354     1,131,034
Goodwill                         2,006,426    413,599     2,420,025
                                 ---------    -------     ---------
                                 5,059,460    512,981     5,572,441
                                 =========    =======     =========
Current liabilities                724,878     (1,343)      723,535
Future income taxes                 98,647     16,083       114,730
Minority interests                  39,405    498,241       537,646
Other long term liabilities      2,973,051         --     2,973,051
Shareholders' equity             1,223,479         --     1,223,479
                                 ---------    -------     ---------
                                 5,059,460    512,981     5,572,441
                                 =========    =======     =========


     Approximately 26% of the Company's units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units.

3.   INCOME TAXES

     The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                     ---------------------------   ---------------------------
                                                     FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                         2006           2005           2006           2005
                                                     ------------   ------------   ------------   ------------
Income taxes at combined Canadian statutory
   rate of 34.49% (2005 - 35.20%)                         (773)      15,321            3,425        52,854
Non-taxable portion of capital (gains) and losses          (18)         241           (2,279)        1,600
Effect of valuation allowance on future tax assets       2,929          243            6,364         1,527
Effect of foreign income tax rates differing from
   Canadian income tax rates                              (318)      (2,834)          (5,118)      (10,256)
Incremental taxes on debt extinguishment                    --          (80)              --         5,697
Change in expected future tax rates                       (202)        (164)          (3,188)       (4,338)
Large corporations tax                                     759          491            1,693         1,440
Non-taxable dilution gain on disposition to
   Limited Partnership                                    (466)          --          (44,440)           --
Limited Partnership net earnings allocated to
   minority interests                                   (4,299)          --           (6,905)           --
Effect of uncertain tax positions                        1,550       (4,899)          (5,502)       (4,899)
Non-deductible expenses                                    707          629            1,728         1,338
Prior period temporary differences not previously
   tax effected                                             --       (6,989)(1)           --        (6,989)(1)
Other                                                       22       (3,310)            (765)       (2,743)
                                                        ------       ------          -------       -------
Provision for (recovery of) income taxes                  (109)      (1,351)         (54,987)       35,231
                                                        ======       ======          =======       =======

(1) The provision for income taxes for the three and six months ended February 28, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments were included in earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the three and six months ended February 28, 2005, by $0.04 per share.

4.   LONG TERM DEBT

                                             AS AT        AS AT
                                         FEBRUARY 28,   AUGUST 31,
                                             2006          2005
                                         ------------   ----------
Senior Secured Credit facility(1)           377,437            --
Senior Secured Credit facility (2)               --       346,100
Senior unsecured notes (2)                      284       237,420
Senior subordinated notes (2)                 9,807       549,632
Senior subordinated notes                   896,720       936,967
CanWest MediaWorks Limited Partnership
   Secured Credit facility(3)               825,000            --
Bank loan Australian $95,000 (Aug.
   31, 2005 -Australian $180,000)            80,323       160,794
Senior unsecured notes US$125,000
   (Aug. 31, 2005 - US$125,000)             142,242       148,609
Senior notes Australian $150,000(4)         126,825            --
Term bank loan NZ$179,700 (Aug.
   31, 2005 - NZ$187,802)                   135,620       154,824
Other                                         4,250         4,250
                                          ---------     ---------
                                          2,598,508     2,538,596
Effect of foreign currency swaps (2)         78,457       356,241
                                          ---------     ---------
Long term debt                            2,676,965     2,894,837
Less portion due within one year             (4,250)       (8,747)
                                          ---------     ---------
Long term portion                         2,672,715     2,886,090
                                          =========     =========

     Except for the changes noted in (1) (2) (3) and (4), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2005 consolidated financial statements.

(1) In October 2005, the Company obtained a new $500 million revolving term credit facility. During the second quarter, the Company finalized an amendment to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. As at February 28, 2006, the Company has $191.0 million, net of letters of credit of $31.0 million, available on this facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company's directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited.

(2)  The Company settled debt and associated swaps as follows:

     i. In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $765.8 million was retired for cash of $849.7 million. In addition, deferred financing and other costs of $27.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75.6 million, net of tax of $35.3 million. As a result of the repayment of these notes the Company recorded a swap loss of $34.5 million, net of tax of $19.0 million related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

     ii. In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps.

     iii. In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.0 million.

(3) CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

(4) In December 2005, TEN Group completed a private placement of floating rate senior notes due 2015 in the amount of A$150 million. Interest is due quarterly with the rate set at the beginning of each quarter and is calculated based upon the three month BBSW rate plus 0.69%. The notes are secured by a direct, unconditional and general obligation of TEN Group except that they are subordinated to the secured debt.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $119 million in the six months ended February 28, 2006 (2005 - $97 million), $69 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage and is also subject to certain restrictions under negative covenants.

5.   INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

     The Company has recorded the following investment gains and losses.

                                            FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                           ---------------------------   ---------------------------
                                           FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                               2006           2005          2006            2005
                                           ------------   ------------   ------------   ------------
Dilution gain - sale of 25.8% of Limited
   Partnership                                 1,555             --         101,688            --
Gain on sale of investments                      138             --             138         2,171
Dilution gain - TEN Group  and
   CanWest MediaWorks (NZ) Limited                 1            557              64           733
Other                                            145         (2,246)          1,167        (2,958)
                                               -----         ------         -------        ------
                                               1,839         (1,689)        103,057           (54)
                                               =====         ======         =======        ======


6.   DISCONTINUED OPERATIONS

     In the year ended August 31, 2004, the Company commenced a process to sell its Fireworks Entertainment Division. In July and September 2005, a subsidiary of the Company sold certain assets, with a book value of $16.1 million, and operations which comprise the Fireworks Entertainment Division's film and television program operations for net proceeds of $16.1 million. $2.3 million of these proceeds are recorded in accounts receivable as they have been held in escrow to be released over a 30 month period. In September 2005, a subsidiary of the Company completed the sale of the Fireworks Entertainment Division's remaining film and television program rights with a book value of $2.9 million for net proceeds of $2.9 million. As the assets were carried at their fair values, no gain or loss was recorded on these transactions. Certain remaining accounts receivable and accounts payable will be settled by the Company. Prior to its classification as a discontinued operation the results of Fireworks Entertainment were reported in the Canadian Entertainment segment.

     During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. We expect this transaction to close within a year. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment.

     The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $1.7 million and $6.6 million for the three and six months ended February 28, 2006, respectively, (2005 - three months $1.6 million, six months $4.9 million). In addition cash flows from continuing operations have been decreased by $1.6 million and $1.0 million for the three and six months ended February 28, 2006, respectively, (2005 - increased by, for the three months $0.7 million, six months $2.3 million).

     The earnings from discontinued operations are summarized as follows:

                                         FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                        ---------------------------   ---------------------------
                                        FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                            2006           2005           2006           2005
                                        ------------   ------------   ------------   ------------
Revenue                                     8,696          31,344         21,968         64,063
                                           ======         =======        =======        =======
Earnings from discontinued
   operations before tax expense            1,842           2,413          8,302          6,548
Income tax expense                            610             874          1,170          1,683
                                           ------         -------        -------        -------
Earnings from discontinued
   operations(1)                            1,232           1,539          7,132          4,865
                                           ======         =======        =======        =======
Earnings from discontinued
   operations per share (in dollars):
Basic                                      $ 0.01         $  0.01        $  0.04        $  0.03
Diluted                                    $ 0.01         $  0.01        $  0.04        $  0.03

(1) The Company has not allocated interest on the parent company's debt to discontinued operations.

     The carrying values of the net assets related to the discontinued operations are as follows:

                                 AS AT FEBRUARY 28,   AS AT AUGUST 31,
                                        2006                2005
                                 ------------------   ----------------
Investment in broadcast rights          5,586               8,136
Other current assets                    5,974               4,593
                                       ------              ------
Total current assets                   11,560              12,729
                                       ------              ------
Investment in broadcast rights          2,841               1,058
Other non-current assets               10,369              11,838
                                       ------              ------
Total non-current assets               13,210              12,896
                                       ------              ------
Debt                                    6,470              12,270
Other current liabilities               8,571               6,422
                                       ------              ------
Total current liabilities              15,041              18,692
                                       ------              ------
Long term liabilities                     958                 958
                                       ------              ------
Net assets                              8,771               5,975
                                       ======              ======

7.   EARNINGS PER SHARE

     The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share.

                                                    FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                   ---------------------------   ---------------------------
                                                   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                       2006           2005           2006           2005
                                                   ------------   ------------   ------------   ------------
Basic weighted average shares outstanding during
   the period                                       177,423,783    177,309,310    177,412,035    177,294,320
Dilutive effect of options and shares                   142,942        517,635        323,538        228,075
                                                    -----------    -----------    -----------    -----------
Diluted weighted average shares outstanding
   during the period                                177,566,725    177,826,945    177,735,573    177,522,395
                                                    ===========    ===========    ===========    ===========
Options outstanding that would have been
   anti-dilutive                                      3,054,682        728,673      1,945,682      1,581,865
                                                    ===========    ===========    ===========    ===========

8.   STOCK BASED COMPENSATION

     The Company utilizes the fair value approach to account for stock based compensation on a prospective basis for options granted after September 1, 2003, and as a result, the Company has recorded compensation expense and a credit to contributed surplus for the six months ended February 28, 2006 of $0.9 million (2005 - $1.8 million). The fair value of the options granted during the six months ended February 28, 2006 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 - nil), an expected volatility of 31% (2005 - 42%), risk free interest rates of 4.0% (2005 - 4.2%) and an expected life of 7 years (2005
     - 7 years).

     The total fair value of 982,750 stock options granted by the Company in the six months ended February 28, 2006 with an average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the six months ended February 28, 2005, 1,177,500 stock options were granted with a total fair value of $6.3 million, and a weighted average fair value per option of $5.35. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the six months ended February 28, 2006, the Company recorded compensation expense, and a credit to contributed surplus, of $0.3 million (2005 - $0.2 million) related to these shares.

     The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three and six months ended February 28, 2006 would be $0.2 million and $0.5 million, respectively (2005 - $0.3 million and $0.6 million). A value of $1.1 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) from continuing operations, basic and diluted earnings (loss) per share for the three months ended February 28, 2006, would be ($20.8) million, ($0.12) and ($0.12), respectively (2005
     - $26.3 million, $0.15, and $0.15), and six months ended February 28, 2006, would be $3.0 million $0.02 and $0.02, respectively (2005 - $58.1 million, $0.33, and $0.33). The resulting proforma net earnings (loss), basic and diluted earnings (loss) per share for the three months ended February 28, 2006, would be ($19.5) million, ($0.11) and ($0.11), respectively (2005 -
     $27.9 million, $0.16, and $0.16), and six months ended February 28, 2006, would be $10.2 million, $0.06 and $0.06, respectively (2005 - $63.0 million, $0.36 and $0.35).

9.   RELATED PARTY TRANSACTIONS

     In October 2005, the Company settled notes, payable to CanWest Communications Corporation, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. For the six months ended February 28, 2006, interest expense related to this debt totaled $0.7 million (2005 - $3.0 million).

     A company which is owned by CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. For the six months ended February 28, 2006, rent paid to this company amounted to $0.6 million (2005 - $0.5 million) and is included in selling, general and administrative expenses. The obligations under these operating leases continue until August 2010.

     All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

10.  EMPLOYEE BENEFIT PLANS

     The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for the plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the benefit plans is presented below:

                                                                              POST RETIREMENT
                                                PENSION BENEFITS                  BENEFITS
                                          ---------------------------   ---------------------------
                                                          FOR THE THREE MONTHS ENDED
                                          ---------------------------------------------------------
                                          FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                              2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------
Current service cost                          5,781          4,443            451          333
Employee contributions                       (1,535)        (1,540)            --           --
Accrued interest on benefits                  6,153          6,108            631          587
Expected return on plan assets               (5,800)        (5,056)            --           --
Amortization of transitional obligation         109            148             76           --
Amortization of past service costs              301            301             34           34
Amortization of net actuarial loss
   (gain)                                     1,368            757             14          (14)
Changes in valuation allowance                  (21)           (18)            --           --
                                             ------         ------          -----          ---
Total pension and post retirement
   benefit expense                            6,356          5,143          1,206          940
                                             ======         ======          =====          ===

                                                                              POST RETIREMENT
                                                PENSION BENEFITS                  BENEFITS
                                          ---------------------------   ---------------------------
                                                           FOR THE SIX MONTHS ENDED
                                          ---------------------------   ---------------------------
                                          FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                              2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------
Current service cost                         11,562          8,886            902            665
Employee contributions                       (3,071)        (3,080)            --             --
Accrued interest on benefits                 12,306         12,215          1,262          1,173
Expected return on plan assets              (11,600)       (10,111)            --             --
Amortization of transitional obligation         217            295            152             --
Amortization of past service costs              603            603             68             68
Amortization of net actuarial loss
   (gain)                                     2,737          1,514             29            (27)
Changes in valuation allowance                  (42)           (35)            --             --
                                            -------        -------          -----          -----
Total pension and post retirement
   benefit expense                           12,712         10,287          2,413          1,879
                                            =======        =======          =====          =====

11.  CONTINGENCIES

     (a) The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively "Hollinger") related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

     (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders' interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

     (c) The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003, in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

     (d) CanWest MediaWorks (NZ) Limited has received a Notice of Proposed Adjustment from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$13.3 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result. The outcome of this situation is not determinable and CanWest MediaWorks
          (NZ) Limited intends to dispute the proposed adjustments.

     (e) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

12.  SEGMENTED INFORMATION

     The Company operates primarily within the publishing and interactive, television, radio, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia. Segmented information has been retroactively revised to reflect the Company's classification of the Ireland television segment as discontinued.

     Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for inter-segmented information as if the sales were to third parties. Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

                                       REVENUE(1)           SEGMENT OPERATING PROFIT(2)
                              ---------------------------   ---------------------------
                                              FOR THE THREE MONTHS ENDED
                              ---------------------------------------------------------
                              FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                  2006           2005           2005           2005
                              ------------   ------------   ------------   ------------
Publishing and
   Interactive-Canada            301,096        289,467        47,511          55,211
                                 -------        -------       -------         -------
Television
Canada                           153,829        163,718          (519)         25,671
Australia-Network
   TEN                           120,282        154,573        32,607          58,773
New Zealand                       22,638         23,104         1,586           1,967
                                 -------        -------       -------         -------
Total television                 296,749        341,395        33,674          86,411
Radio - New Zealand               22,305         24,412         6,733           7,957
Outdoor - Australia               25,465         24,918         4,696           4,904
Corporate and other                   --             --       (11,699)         (7,620)
                                 -------        -------       -------         -------
                                 645,615        680,192        80,915         146,863
                                 =======        =======
Ravelston management
   contract termination                                            --            (281)
                                                              -------         -------
                                                               80,915         146,582
Amortization of intangibles                                     4,887           4,958
Amortization of property,
   plant and equipment                                         24,378          23,103
Other amortization                                              1,358           1,318
                                                              -------         -------
Operating income                                               50,292         117,203
Interest expense                                              (46,327)        (61,046)
Interest income                                                   737             839
Amortization of deferred
   financing costs                                             (1,481)         (3,120)
Interest rate and foreign
   currency swap losses                                        (7,160)         (4,902)
Foreign exchange gains
   (losses)                                                       149          (3,759)
Investment gains, losses
   and write-downs                                              1,839          (1,689)
Loss of debt extinguishment                                      (291)             --
                                                              -------         -------
Earnings (loss) before
   income taxes                                                (2,242)         43,526
                                                              =======         =======

                                      REVENUE (1)           SEGMENT OPERATING PROFIT(2)
                              ---------------------------   ---------------------------
                                               FOR THE SIX MONTHS ENDED
                              ---------------------------------------------------------
                              FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                  2006           2005           2006           2005
                              ------------   ------------   ------------   ------------
Publishing and
   Interactive-Canada             642,394        615,226       129,135        140,862
                                ---------      ---------      --------       --------
Television
Canada                            340,904        363,999        28,451         81,163
Australia-Network
   TEN                            350,978        401,424       137,097        178,965
New Zealand                        58,738         58,855        13,861         16,496
                                ---------      ---------      --------       --------
Total television                  750,620        824,278       179,409        276,624
Radio - New Zealand                45,877         48,175        13,751         15,695
Outdoor - Australia                55,139         53,822        12,165         12,697
Corporate and other                    --             --       (20,356)       (13,770)
                                ---------      ---------      --------       --------
                                1,494,030      1,541,501       314,104        432,108
                                =========      =========
Ravelston management
   contract termination                                             --           (562)
                                                              --------       --------
                                                               314,104        431,546
Amortization of intangibles                                     10,462          9,897
Amortization of property,
   plant and equipment                                          47,915         44,593
Other amortization                                               2,832          2,482
                                                              --------       --------
Operating income                                               252,895        374,574
Interest expense                                               (98,839)      (133,776)
Interest income                                                  1,252          1,485
Amortization of deferred
   financing costs                                              (3,430)        (5,321)
Interest rate and foreign
   currency swap losses                                       (127,699)       (49,500)
Foreign exchange gains
   (losses)                                                       (425)         6,737
Investment gains, losses
   and write-downs                                             103,057            (54)
Loss of debt extinguishment                                   (116,880)       (43,992)
                                                              --------       --------
Earnings (loss) before
   income taxes                                                  9,931        150,153
                                                              ========       ========

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues for the six months ended February 28, 2006:
     Canadian Television - $0.7 million (2005 - $0.4 million), Publishing and Interactive - Canada - $1.1 million (2005 - $0.6 million).

(2) Corporate and other in 2005 has been reclassified to conform with the presentation adopted in the current year.

13.  SUBSEQUENT EVENT

     In September 2005, the Company announced that a subsidiary of a Turkish partner was successful in its bids to acquire the assets of Super FM and Metro FM for aggregate consideration of US$56 million. In February 2006, the Company announced that the same group had been successful in its bid to acquire the assets of Joy FM and Joy Turk FM for consideration of US$5 million. In exchange for a payment of US$46 million, the Company will acquire a 75% economic interest in these radio stations. The Company has provided letters of credit in the aggregate amount of US$3.3 million to secure its share of these bids. The February transactions remain subject to regulatory approval by certain Turkish authorities and the Company is currently seeking to clarify certain aspects of the regulatory approvals already received in respect of Super FM and Metro FM. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest.